

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2012

Via E-mail
Ms. Cynthia Y. Valko
Chief Executive Officer
Global Indemnity plc
Arthur Cox Building
Earlsfort Terrace
Dublin 2, Ireland

      Re: Global Indemnity plc
               Form 10-K for the Fiscal Year Ended December 31, 2011
               Filed March 14, 2012
               File No. 001-34809

Dear Ms. Valko:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Daniel Greenspan for

                            Jeffrey Riedler
                            Assistant Director